Exhibit 99.2

SearchMedia Receives Extension Of Plan Period to Demonstrate Compliance with NYSE
Amex LLC Standards

Shanghai, China, March 12, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today disclosed receipt of a notice from NYSE Amex LLC (“NYSE Amex” or the “Exchange”), dated March 7, 2012, extending the period from January 17, 2012 to May 21, 2012 in which the Company must meet the Exchange’s financial impairment standard and reiterating the deadline to meet the Exchange’s minimum stockholders’ equity requirement standard by January 15, 2013 (collectively, the “Plan Periods”).

On July 15, 2011, the Exchange notified the Company that it was not in compliance with (1) Section 1003(a)(i) of the NYSE Amex Company Guide (the “Company Guide”) because it reported stockholders’ equity of less than $2,000,000 as of December 31, 2010 and losses from continuing operations and net losses in two of its three most recent fiscal years ended December 31, 2010, (2) Section 1003(a)(ii) of the Company Guide because it reported stockholders’ equity of less than $4,000,000 as of December 31, 2010 and losses from continuing operations and net losses in three of its four most recent fiscal years ended December 31, 2010 and (3) Section 1003(a)(iv) of the Company Guide because, in the opinion of the Exchange, the Company’s losses and its existing financial resources, bring into question whether it will be able to continue operations and/or meet its obligations as they mature.

On October 6, 2011, the Exchange notified the Company that its plan to regain compliance had been accepted and that its listing would continue to be subject to the Company demonstrating compliance with the financial impairment standard in Section 1003(a)(iv) by January 17, 2012, and the minimum stockholders’ equity requirements in Sections 1003(a)(i) and 1003(a)(ii) by January 15, 2013. Based on the information provided by the Company to the Exchange, the Exchange in a letter dated March 7, 2012, notified the Company that the Company had made significant progress towards regaining compliance with Sections 1003(a)(iv), 1003(a)(i) and 1003(a)(ii) of the Company Guide and that the Company must demonstrate it had regained compliance with the financial impairment standard included in Section 1003(a)(iv) of the Company Guide by May 21, 2012 and the stockholders’ equity standards included in Sections 1003(a)(i) and 1003(a)(ii) by January 15, 2013.

The Company is also required to provide the Exchange with updates in conjunction with the initiatives of the Company’s compliance plan as appropriate or upon request but no later than at each quarter completion with the Company’s filings with the Securities and Exchange Commission and that any additional shares issued by the Company during the Plan Periods will require approval of the management committee of the NYSE Regulation.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the Company’s ability to execute and meet its plan of compliance; the risk that if the Company fails to make progress consistent with meeting the Plan of Compliance accepted by the Exchange, it may be delisted; the risks that there are uncertainties and matters beyond management’s control; the Company’s ability to meet the continued listing requirements as set forth in the Company Guide; the Company’s ability to improve its liquidity and financial condition, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646